Exhibit 99.1

Dear Shareholders,

I am pleased to inform you that the annual general meeting of shareholders (the “Annual General Meeting”) of Procaps Group, S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (the “Company”) will be held on Tuesday, June 28, 2022 at 10 a.m. Luxembourg Time, exclusively by proxy, without any physical presence.

The Company being a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the “Luxembourg Laws”). In accordance with the provisions of the Luxembourg Laws, the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2021 have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) and the unaudited annual accounts for the fiscal year ended December 31, 2021 have been prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (“Lux GAAP”).

Enclosed with this mailing are the convening notice to the Annual General Meeting and a proxy card relating thereto.

Sincerely,

Mr. Ruben Minski

Chairman of the Board of Directors

May 31, 2022

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Procaps Group, S.A.

société anonyme

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 253360

(the “Company”)

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 28, 2022

Dear Shareholders,

The board of directors of the Company (the “Board of Directors”) is pleased to invite you to attend the annual general meeting of shareholders of the Company (the “Annual General Meeting”) to be held on June 28, 2022, at 10 a.m. (Luxembourg Time).

The agenda of the meeting is the following:

A.	Agenda of the Annual General Meeting and proposed resolutions and recommendations for the Annual General Meeting

1.	Disclosure of conflicts of interest arising from transactions subject to Article 441- 7 of the law of August 10, 1915 on commercial companies, as amended and article 22 of the Company’s consolidated articles of association as of September 29, 2021.

No vote is required on this item of the agenda.

The Board of Directors submits to the Annual General Meeting for acknowledgement the following conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended (the “Law”) and article 22 of the consolidated articles of association of the Company as of September 29, 2021 (the “Articles”).

1.	Acknowledgement of a “triangular merger” between Union Acquisition Corp. II and Ozlem Limited and approval of a contribution in kind by the shareholders of Union Acquisition Corp. II of all their shares in Union Acquisition Corp. II to the Company in exchange for ordinary shares to be issued by the Company as consideration contemplated by the merger, approval of a report from an independent auditor in connection with the contribution and appointment of a delegate to issue the shares as approved by the board.

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It was reported in the minutes of the Board of Directors’ meeting adopted on 28 September 2021 that Mr. Kyle P. Bransfield and Mr. Daniel W. Fink had a conflict of interest of financial nature, conflicting with the Company’s interest (the “28 September 2021 Minutes”), in relation to the entering by the Company into a business combination agreement governed by the laws of the State of New York together with Union Acquisition Corp. II, an exempted company incorporated under the laws of the Cayman Islands with registration number 345887 (the “SPAC”), Crynssen Pharma Group Limited, a private limited liability company registered and incorporated under the laws of Malta and, particularly, the Companies Act Cap. 386, with company registration number C 59671 and with its registered office at C1, Midland Micro Enterprise Park, Burmarrad Road, Naxxar NXR 6345, Malta (“Crynssen”) and Ozlem Limited, an exempted company incorporated under the laws of the Cayman Islands (“Merger Sub”) (as amended from time to time, the “BCA”) as they directly or indirectly held SPAC Ordinary Shares (as such term is defined in the BCA).

Indeed, the Board of Directors noted that on the Merger Effective Time (as such term is defined in the BCA) and within the limits of article 6.1 of the Articles (“Article 6.1”), Merger Sub merged with and into the SPAC, with the SPAC continuing as the surviving entity (the “Surviving Company”) and the Company issuing new ordinary shares (the “Holdco Ordinary Shares”) as consideration contemplated thereby (the “Merger”).

From a Cayman law perspective, as a result of the Merger, (i) each of the SPAC Ordinary Shares (as defined in the BCA) ceased to be outstanding, was automatically cancelled by operation of law and ceased to exist, (ii) each certificate and book entry account represented only the Merger Consideration (as defined in the BCA) and the right to receive cash in lieu of fractional shares and (ii) each ordinary share of Merger Sub with a par value USD 0.0001 per share issued and outstanding immediately prior to the Merger Effective Time were converted into and exchanged for the right to receive one validly issued, fully paid and non-assessable ordinary share with a par value of USD 0.0001 per share of the SPAC. In consideration thereof, the Company issued 20,195,494 Holdco Ordinary Shares (the “Merger New Shares”) to the SPAC Shareholders (as defined hereinafter) so that in fact each issued and outstanding SPAC Ordinary Share was automatically exchanged with the Company against the issue by the Company of one validly issued and fully paid Holdco Ordinary Share.

It was reminded that as the concept of this so-called “triangular” Merger is unknown under Luxembourg law, such operation was treated from a Luxembourg corporate law perspective as a contribution in kind of the SPAC Ordinary Shares by the holders thereof issued by the SPAC prior to its initial public offering (the “SPAC Founders”), the institutional investors that committed to purchase 10,000,000 SPAC Ordinary Shares at a purchase price of $10.00 per share in a private placement (the “PIPE Investors”) and the other shareholders of the SPAC (whose shares were all traded on Nasdaq) (the “Other SPAC Shareholders” and collectively with the PIPE Investors and the SPAC Founders, the “SPAC Shareholders”). The Merger New Shares were issued to and registered in the share register of the Company in the name of the SPAC Founders and the PIPE Investors, and, as far as the Other SPAC Shareholders are concerned, in the name of Cede & Co. (“Cede”), acting as nominee of the Depository Trust Company (the “DTC”) for the purpose of efficiently delivering the publicly traded Holdco Ordinary Shares to the Other SPAC Shareholders in exchange of all their SPAC Ordinary Shares (the “Contribution 1 Shares”) (the “Contribution 1 Share Issuance”).

It was noted that in accordance with article 420-23 (6) of the Law, an independent auditor had drawn-up a report on the valuation of the Contribution 1 Shares (the “Auditor’s Report 1”).

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Therefore, in accordance with the provisions of article 441-7 of the Law and article 22 of the Articles, Mr. Kyle P. Bransfield and Mr. Daniel W. Fink refrained from taking part to the deliberations and from voting.

It was noted that in accordance with article 21.6 of the Articles, decisions shall be adopted by a majority vote of the Directors present or represented at such meeting (the “Majority Requirement”).

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

2.	Acknowledgement of assignment and assumption of former private and public warrants in Union Acquisition Corp. II in the context of the “triangular merger” between Union Acquisition Corp. II and Ozlem Limited.

It was reported in the 28 September 2021 Minutes that Mr. Kyle P. Bransfield had a conflict of interest of financial nature, conflicting with the one of the Company, in relation to the assignment and assumption of former private and public warrants in the context of the Merger between the SPAC and Ozlem Limited as he indirectly held private warrants in the SPAC.

Indeed, it was noted in the 28 September 2021 Minutes that in the context of the Merger, on the Merger Effective Time, (i) each private warrant outstanding in the SPAC (each a “SPAC Private Warrant”) immediately prior to the effectiveness of the Merger was converted for the right to receive one private warrant in the Company (each a “Company Private Warrant”) and (ii) each public warrant outstanding in the SPAC (each a “SPAC Public Warrant” and together with each SPAC Private Warrant, each a “SPAC Warrant” and collectively the “Contribution 1 Warrants” and together with the Contribution 1 Shares, the “Contribution 1”) immediately prior to the effectiveness of the Merger was converted for the right to receive one public warrant in the Company (each a “Company Public Warrant” and, together with the Company Private Warrants, the “Warrants”), each time pursuant to, and in accordance with, Section 3.05 of the BCA (the “Contribution 1 Warrant Conversion”). The SPAC took to such effect all lawful actions to cause each outstanding SPAC Warrant to cease to represent the right to acquire one ordinary share of the SPAC and to be converted in accordance with the terms of the Existing Warrant Agreement (as defined in the Assignment, Assumption and Warrant Amendment Agreement) (as defined hereinafter)).

The Contribution 1 Warrant Conversion was made in accordance with the terms and conditions of an assignment, assumption and amendment agreement entered into, on the Closing Date, between the Company, the SPAC and Continental Stock Transfer & Trust Company (the “Assignment, Assumption and Warrant Amendment Agreement”).

It was also noted and recalled that each of the Company Public Warrants should have, and should be subject to, substantially the same terms and conditions set forth in the SPAC Public Warrants and each of the Company Private Warrants should have, and should be subject to, substantially the same terms and conditions set forth in the SPAC Private Warrants, except that in each case they should no longer be exercisable for SPAC Ordinary Shares but instead should be exercisable (subject to the terms and conditions of the Existing Warrant Agreement but with such changes as introduced by the Assignment, Assumption and Warrant Amendment Agreement) for Holdco Ordinary Shares of the Company.

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Therefore, in accordance with the provisions of article 441-7 of the Law and article 22 of the Articles, Mr. Kyle P. Bransfield refrained from taking part to the deliberations and from voting.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

3.	Acknowledgement of a contribution in kind by the shareholders of Crynssen Pharma Group Limited of all their shares in Crynssen Pharma Group Limited to the Company in exchange for ordinary shares and redeemable B shares to be issued by the Company, approval of a report from an independent auditor in connection with the contribution and appointment of a delegate to issue the shares as approved by the board.

It was reported in the 28 September 2021 Minutes that Mr. Ruben Minski, Mr. Jose Minski and Mr. Alejandro Weinstein had a conflict of interest of financial nature, conflicting with the one of the Company in relation to a certain contribution in kind by the former shareholders of Crynssen (the “Crynsen Shareholders”) of all their shares in Crynssen to the Company in exchange for Holdco Ordinary Shares and redeemable B shares (the “Redeemable B Shares”) of the Company, as they are the ultimate beneficial owners of the Sognatore Trust, the Simphony Trust and Deseja Trust.

The Board of Directors acknowledged that on the Exchange Effective Time (as defined in the BCA) and within the limits of Article 6.1, in accordance with the respective exchange agreements, the Company issued (i) Holdco Ordinary Shares to each Crynssen Shareholder and (i) Redeemable B Shares to International Finance Corporation only, in exchange for a contribution in kind to the Company by the Crynssen Shareholders consisting of all their ordinary shares in Crynssen (the “Contribution 2”).

It was noted that in accordance with article 420-23 (6) of the Law, an independent auditor had drawn-up a report on the valuation of the Contribution 2 (the “Auditor’s Report 2”).

Therefore, in accordance with the provisions of article 441-7 of the Law and article 22 of the Articles, Mr. Ruben Minski, Mr. Jose Minski and Mr. Alejandro Weinstein refrained from taking part to the deliberations and from voting.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

4.	Approval of the delivery by the Company of the merger consideration.

It was reported in the 28 September 2021 Minutes that Mr. Kyle P. Bransfield and Mr. Daniel W. Fink had a conflict of interest of financial nature, conflicting with the one of the Company, in relation to the delivery of the Merger Consideration (as defined in the BCA).

Indeed, it was noted that within five business days of surrender of all certificates the Company caused the Exchange Agent to deliver (i) the Merger Consideration and (ii) an amount in immediately available funds equal to (a) any cash in lieu of fractional shares plus (b) any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive (the “Delivery of Merger Consideration”).

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Therefore, in accordance with the provisions of article 441-7 of the Law and article 22 of the Articles, Mr. Kyle P. Bransfield and Mr. Daniel W. Fink refrained from taking part to the deliberations and from voting.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

5.	Decision to elect members and chairs of the mergers and acquisitions committee of the Company (the “Mergers and Acquisitions Committee”)

It was reported in the 28 September 2021 Minutes that Mr. Alejandro Weinstein had a conflict of interest of financial nature conflicting with the one of the Company, in relation to his election as director and chairperson of the Mergers and Acquisitions Committee with effect as of the Closing Date (as defined in the BCA) and for a period of one year as he will provide his services as a consultant to the Company and receive USD 150,000 per annum as of 1 May 2021 (as approved by Crynssen, as former sole shareholder of the Company).

Therefore, in accordance with the provisions of article 441-7 of the Law and article 22 of the Articles, Mr. Alejandro Weinstein refrained from taking part to the deliberations and from voting.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

6.	Approval and, to the extent necessary, ratification of the entering by the Company into and performance of its obligations under an indicative term sheet with Mr. Alejandro Weinstein regarding the terms of his retention of services as a director and consultant.

It was reported in the 28 September 2021 Minutes that Mr. Alejandro Weinstein had a conflict of interest of financial nature, conflicting with the one of the Company in relation to the approval of the contemplated entering by the Company into and performance of its obligations under a non-binding indicative term sheet with Mr. Alejandro Weinstein regarding the terms of his retention of services as a director of the Company and consultant (the “Indicative Term Sheet”).

Pursuant to the Indicative Term Sheet, Mr. Alejandro Weinstein is expected, in addition to providing his services as a director of the Company, to:

(i)	identify targets for the consolidation strategy of the Company, including through acquisitions and transformational mergers;
(ii)	determine the method to approach such targets;
(iii)	lead, together with the Chief Executive Officer of the Company, discussions and negotiations with such targets with the support of the Company’s legal department;

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(iv)	coordinate with the Chief Executive Officer and legal department of the Company on diligence matters, synergies, calculations and valuation models;
(v)	provide recommendations on mergers and acquisitions, subject to the approval of board of directors of the Company and in compliance with the M&A Committee Charter; and
(vi)	carry out other ancillary services necessary or complimentary to the services described above.

Pursuant to the Indicative Term Sheet, it was expected that Mr. Alejandro Weinstein receives, together with his director compensation, an aggregate annual fee of USD 150,000 as of 1 May 2021 (as further described above), and the following additional compensation in connection with any acquisitions made by the Company for which he provides the services listed above during the term of a definitive agreement to be entered into among Mr. Alejandro Weinstein and the Company:

(i)	upon the closing of an acquisition, Mr. Alejandro Weinstein shall receive restricted shares of the Company to be authorized and approved by the Board of Directors in an amount equal to 0.5% of the total enterprise value of such acquisition; and
(ii)	on the second anniversary of the closing of an acquisition, Mr. Alejandro Weinstein shall receive restricted shares of the Company in an amount equal to 0.5% of the total enterprise value of such acquisition, provided that (a) such acquisition achieves the base case plan approved at the time of closing or (b) the chairman of the Board of Directors, in his/her sole discretion, agrees to make such payment.

For purposes of the restricted share-based compensation described above, total enterprise value of any acquisition shall be determined at the time of closing of such acquisition, and the price of the restricted shares to be used for determining value shall be the 60-day volume weighted average price of the for the Holdco Ordinary Shares as listed on Nasdaq prior to the announcement of such acquisition.

It is noted that the consent from the SPAC is required regarding the entering into the Weinstein Agreement, which consent was received.

Therefore, in accordance with the provisions of article 441-7 of the Law and article 22 of the Articles, Mr. Alejandro Weinstein refrained from taking part to the deliberations and from voting.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

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2.	Acknowledgement of the resignation of Sergio Andres Mantilla Gomez as statutory auditor (commissaire aux comptes) of the Company as of October 22, 2021 and granting of discharge (quitus) for the execution of his mandate.

Draft resolution (Resolution I)

“The Annual General Meeting acknowledges the resignation of Sergio Andres Mantilla Gomez as statutory auditor (commissaire aux comptes) of the Company as of October 22, 2021 and resolves to grant full and total discharge to the latter for the exercise of his mandate for and in connection with the fiscal year ended December 31, 2021.”

Recommendation

The Board of Directors recommends a vote FOR the acknowledgement of the resignation of Sergio Andres Mantilla Gomez as statutory auditor (commissaire aux comptes) of the Company as of October 22, 2021 and the approval of his discharge (quitus) for the proper exercise of his mandate during the fiscal year ended December 31, 2021.

3.	Appointment of Carlos Piocuda as statutory auditor (commissaire aux comptes) of the Company as of October 22, 2021 for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022.

Draft resolution (Resolution II)

“The Annual General Meeting resolves to appoint Carlos Piocuda, born on April 10, 1984 in Barranquilla, Colombia, professionally residing in Calle 80 78B 201 – 080001, Barranquilla, Colombia, as statutory auditor (commissaire aux comptes) of the Company as of October 22, 2021 for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022.

Recommendation

The Board of Directors recommends a vote FOR the appointment of Carlos Piocuda as statutory auditor (commissaire aux comptes) of the Company as of October 22, 2021 for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022.

4.	Presentation of the annual report on Form 20-F of the Company for the fiscal year ended December 31, 2021 and as filed with the U.S. Securities and Exchange Commission on April 29, 2022 in respect of the annual accounts and the consolidated financial statements for the fiscal year ended December 31, 2021.

No vote is required on this item of the agenda.

The Board of Directors intends to present to the Annual General Meeting the Company’s annual report on Form 20-F (functioning in all material respects as consolidated report of the Board of Directors in respect of the 2021 Annual Accounts and the 2021 Consolidated Financial Statements (as such terms are defined hereinafter) for the fiscal year ended December 31, 2021, in accordance with article 1720-1 of the Law) (the “Form 20-F”) filed with the U.S. Securities and Exchange Commission on April 29, 2022.

5.	Presentation of the report of the independent auditor of the Company in respect of the consolidated financial statements for the fiscal year ended December 31, 2021.

No vote is required on this item of the agenda.

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The Board of Directors intends to present to the Annual General Meeting the report issued by the Company’s independent auditor (réviseur d’entreprises agréé), Deloitte Audit, a société à responsabilité limitée existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (Registre de commerce et des sociétés, Luxembourg) under number B67895, having its registered office at 20, boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg, on the 2021 Consolidated Financial Statements (the “Auditor Report”) relating to the fiscal year ended December 31, 2021.

6.	Presentation and ratification of the report of the statutory auditor of the Company in respect of the annual accounts for the fiscal year ended December 31, 2021.

Draft resolution (Resolution III)

“The Board of Directors presents to the Annual General Meeting the report issued by the Company’s statutory auditor (commissaire aux comptes), Carlos Piocuda, on the 2021 Annual Accounts (the “Statutory Report”) relating to the fiscal year which ended December 31, 2021, which the Annual General Meeting acknowledges and resolves to ratify.”

Recommendation

The Board of Directors recommends a vote FOR the ratification of the Statutory Report.

7.	Presentation and approval of the audited consolidated financial statements for the fiscal year ended December 31, 2021 prepared in accordance with the International Financial Reporting Standards (IFRS).

Draft resolution (Resolution IV)

“The Annual General Meeting, after having reviewed the Form 20-F and the Auditor Report, approves the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021 prepared in accordance with the International Financial Reporting Standards (IFRS) (the “2021 Consolidated Financial Statements”).”

Recommendation

The Board of Directors recommends a vote FOR the approval of the 2021 Consolidated Financial Statements, after due consideration of the Form 20-F and the Auditor Report.

8.	Presentation and approval of the unaudited standalone annual accounts for the fiscal year ended December 31, 2021 prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP).

Draft resolution (Resolution V)

“The Annual General Meeting, after having reviewed the Form 20-F and the Statutory Report, approves the unaudited standalone annual accounts for the fiscal year ended December 31, 2021 prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) (the “2021 Annual Accounts”).”

Recommendation

The Board of Directors recommends a vote FOR the approval of the 2021 Annual Accounts, after due consideration of the Form 20-F and the Statutory Report.

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9.	Allocation of results for the fiscal year ended December 31, 2021.

Draft resolution (Resolution VI)

“The Annual General Meeting acknowledges that the Company has made a loss of USD 4,838,844.01 (four million eight hundred thirty-eight thousand eight hundred forty-four dollars and one cent) during the fiscal year ended December 31, 2021 and resolves to allocate the results of the Company based on the 2021 Annual Accounts as follows:

Result of the fiscal year 2021	USD	-4,838,844.01
Result to be carried forward to the following fiscal year	USD	-4,838,844.01

Recommendation

The Board of Directors notes that, at a consolidated level the Company has made a loss of USD 100,863,000 (one hundred million eight hundred sixty-three thousand dollars) during the fiscal year ended December 31, 2021, at an individual (standalone) level, the Company has made a loss of USD 4,838,844.01 (four million eight hundred thirty-eight thousand eight hundred forty-four dollars and one cent) during such same period.

The Board of Directors recommends a vote FOR the allocation of the results for the fiscal year ended December 31, 2021 at an individual (standalone) level, as set forth above.

10.	Vote on discharge (quitus) of the members of the board of directors for the proper exercise of their mandate for and in connection with the fiscal year ended December 31, 2021.

Draft resolution (Resolution VII)

“The Annual General Meeting resolves to grant full and total discharge to the members of the Board of Directors for the exercise of their mandates for and in connection with the fiscal year ended December 31, 2021.”

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Recommendation

In accordance with applicable Luxembourg law and regulations, the nominating committee (the “Nominating Committee of the Company”) recommends that, upon approval of the 2021 Annual Accounts, all directors who were members of the Board of Directors during the fiscal year ended December 31, 2021, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Nominating Committee of the Company recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the fiscal year ended December 31, 2021.

11.	Approval of the remuneration to be paid to the members of the board of directors and decision on the amounts of such remuneration, based on the recommendations from the compensation committee of the Company.

Draft resolution (Resolution VIII)

“Upon recommendation of the compensation committee of the Company, the Annual General Meeting approves the remuneration to be paid to the members of the Board of Directors for the fiscal year ending December 31, 2022 and decides that the amounts of such remuneration are as follows:

Name of director	Individual compensation amount
Mr. Ruben Minski	N/A
Mr. Jose Minski	USD 56,000 p.a. (on a 12-month basis)
Mr. Daniel W. Fink	USD 56,000 p.a. (on a 12-month basis)
Mr. Kyle P. Bransfield	USD 56,000 p.a. (on a 12-month basis)
Mr. Alejandro Weinstein	USD 150,000 p.a. (on a 12-month basis)
Mr. Luis Fernando Castro	USD 56,000 p.a. (on a 12-month basis)
Mr. David Yanovich	USD 56,000 p.a. (on a 12-month basis)

“

Recommendation

After careful review and consideration, the compensation committee of the Company recommends a vote FOR the proposed remunerations of the members of the Board of Directors for the fiscal year ending December 31, 2022.

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12.	Renewal of the mandate of Deloitte Audit as independent auditor (réviseur d’entreprises agréé) of the Company for the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022.

Draft resolution (Resolution IX)

“The Annual General Meeting resolves to renew the mandate of Deloitte Audit, a société à responsabilité limitée existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (Registre de commerce et des sociétés, Luxembourg) under number B67895, having its registered office at 20, boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg, as independent auditor (réviseur d’entreprises agréé) of the Company for the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022.”

Recommendation

The audit committee of the Company recommends a vote FOR the renewal of Deloitte Audit’s mandate as independent auditor for the consolidated financial statements of the Company prepared in accordance with the International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022.

13.	Renewal of the mandate of each of the current members of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022.

Draft resolution (Resolution X)

“The Annual General Meeting resolves to renew the mandate of each of the current members of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022.”

Recommendation

In accordance with Luxembourg law, the members of the Board of Directors are appointed by the general meeting of shareholders for a period not exceeding six (6) years and until their successors are elected; provided however that Luxembourg law allows for indefinite re-election of directors.

The Board of Directors recommends a vote FOR the renewal of the mandate of each of the current members of the Board of Directors of the Company for the period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ending December 31, 2022.

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14.	Decision to authorise the Board of Directors to acquire up to 10% (ten percent) of the total number of the Company’s ordinary shares in issue at the date of the Annual General Meeting within a period of 5 (five) years as from the date of the Annual General Meeting for a consideration which may not exceed an amount equal to 120% (one hundred twenty percent) of the reference price of the shares on the Nasdaq and not less than USD 0.01 (one dollar cent), the reference price being the weighted average price for the market value for such ordinary shares for the 5 (five) days of trading immediately preceding each date of repurchase.

Draft resolution (Resolution XI)

“The Annual General Meeting resolves to authorise the Board of Directors to acquire up to 10% (ten percent) of the total number of the Company’s ordinary shares in issue at the date of the Annual General Meeting within a period of 5 (five) years as from the date of the Annual General Meeting for a consideration which may not exceed an amount equal to 120% (one hundred twenty percent) of the reference price of the shares on the Nasdaq and not less than USD 0.01 (one dollar cent), the reference price being the weighted average price for the market value for such ordinary shares for the 5 (five) days of trading immediately preceding each date of repurchase (the “BuyBack”). The purchase volume will be subject to the daily volume restrictions per SEC regulations.

The Buyback shall occur in one or several transactions with or without cancellation of the acquired shares and without prejudice to i) the principle of equal treatment of all shareholders who are in the same position and ii) the applicable rules and regulations of the SEC, the Nasdaq and other market abuse rules.

The Annual General Meeting further authorises the Board of Directors to take all measures and execute any formalities which may be necessary in relation to the BuyBack.”

Recommendation

The Board of Directors recommends a vote FOR the above-described BuyBack.

15.	Delegation of powers.

Draft resolution (Resolution XII)

“The Annual General Meeting resolves to authorise any director of the Company and/or any lawyer or employee of Arendt & Medernach S.A., any employee of Arendt Services S.A., all professionally residing in Luxembourg, each acting individually and with full power of substitution, to arrange (i) for the filing of the 2021 Annual Accounts and the 2021 Consolidated Financial Statements with the Luxembourg Trade and Companies Register as well as with any filing that may be required in connection with the preceding resolutions and (ii) for any publication on the Recueil électronique des sociétés et associations that may be required in connection with the preceding resolutions.”

Recommendation

The Board of Directors recommends a vote FOR the above-described delegation of powers.

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16.	Miscellaneous.

No vote is required on this item of the agenda.

B.	Availability of the documentation, attendance and voting procedure

1.	Available information and documentation

In accordance with Article 461-6 of the Law, as of June 3, 2022, shareholders may take notice at the Company’s registered office (the address of which is indicated in section B. 7.1 of this convening notice) of the following documents and/or information:

-	the 2021 Annual Accounts and the 2021 Consolidated Financial Statements and the list of directors as well as the name of the independent auditor (réviseur d’entreprises agréé) and of the statutory auditor (commissaire aux comptes) of the Company;

-	the list of the sovereign debt, shares, bonds and other company securities which make up the portfolio of the Company;

-	the list of the shareholders of the Company who have not fully paid up their shares, with an indication of the number of their shares and their domicile;

-	the Form 20-F;

-	the Auditor Report; and

-	the Statutory Report.

These documents are also made available on the Company’s website www.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/corporate-governance/governance-documents).

Each shareholder has the right to obtain, free of charge, upon request and upon proof of title, as of June 3, 2022, a copy of the 2021 Annual Accounts, the 2021 Consolidated Financial Statements, as well as of the Auditor Report, the Statutory Report and the Form 20-F.

2.	Quorum and majority requirements

Each of the items to be voted on at the Annual General Meeting will be adopted by a simple majority of votes validly cast, regardless of the portion of the issued share capital of the Company represented at the Annual General Meeting.

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3.	Share capital of the Company

On the date of this convening notice, the Company has 112,824,183 ordinary shares, 4,000,000 redeemable A shares and 4,500,000 redeemable B shares. All the Company’s 4,000,000 redeemable A shares and all the Company’s 4,500,000 redeemable B shares are held in treasury by the Company and do not give right to voting. Each of the ordinary shares is entitled to one vote.

4.	Right to participate in the Annual General Meeting

Any shareholder, i.e.

-	any registered shareholder; and

-	any holder of the Company’s shares traded on the Nasdaq Stock Market in the US under the ticker symbol PROC held in the name of Cede & Co. on behalf of the Depository Trust and Clearing Corporation (“DTCC”).

who holds one or more ordinary shares(s) of the Company on May 20, 2022, at 24.00 (midnight) Luxembourg Time (the “Record Date”) and registers for the Annual General Meeting (please see below section “5. Procedures for Attending the Annual General Meeting, voting by proxy and/or submitting votes”) and provides the certificate specified below, if applicable, shall be admitted for participation and voting at the Annual General Meeting.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) have the right to instruct their nominee or broker on how to vote with a voter instruction form, or as may otherwise be established by the nominee or broker. Beneficial holders who wish to vote directly must request the nominee or broker that appears as the registered shareholder on the Record Date to issue a legal proxy which allows the beneficial owner to vote his or her shares directly. Beneficial owners who do not vote via their brokers or nominees in accordance with the instructions received or do not have a legal proxy are not eligible to vote.

5.	Procedures for Attending the Annual General Meeting, voting by proxy and/or submitting votes

The health and well-being of our shareholders is our top priority. Given the exceptional circumstances due to the COVID-19 epidemic and in accordance with the provisions of article 1 (1) of the law of September 23, 2020 on measures concerning the holding of meetings in companies and other legal entities, as amended by the law of December 17, 2021, the Company decided to take precautionary measures in line with the guidance from public health authorities and therefore to hold the Annual General Meeting without any physical meeting.

The shareholders may attend the Annual General Meeting by proxy card to be mailed in accordance with the instructions contained therein (the “Proxy Card”) such that it is received no later than 11 p.m. (Luxembourg Time) on June 22, 2022 (cut-off date/time) (the “Cut-Off Date”) by Continental Stock Transfer & Trust Company (“CST”) (the details of which are included in section B. 7.2 of this convening notice), the Company’s registrar and transfer agent, on behalf of the Company.

Proxy Cards received after the Cut-Off Date will not be taken into account.

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The Proxy Card can be downloaded on the Company’s website www.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/corporate-governance/governance-documents).

Specific additional requirements for shareholders (whose ordinary shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary)

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares.

In order to vote in the Annual General Meeting, such shareholders whose ordinary shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary shall submit a copy of the certificate certifying the number of ordinary shares recorded in their account on the Record Date or any other proof of detention of ownership in a form acceptable to the Company at its own and full discretion via their custodian bank by mail or by e-mail to the Company (the details of which are indicated in section B. 7.1 of this convening notice) at the latest on the Cut-Off Date.

6.	Additional important information for shareholders

6.1.	Transfer of shares after the Record Date

Shareholders are hereby informed that the exercise of voting rights is exclusively reserved to such persons that were shareholders on the Record Date and who have adhered to the voting instruction set out in this convening notice.

Transfer of shares after the Record Date is possible subject to usual transfer limitations, as applicable. However, alterations (either positive or negative) of the number of shares owned by the shareholder or holder of security interests after the Record Date will have no impact on the voting rights of that shareholder at the Annual General Meeting.

Likewise, any transferee having become a shareholder of the Company after the Record Date has no right to vote at the Annual General Meeting.

6.2.	Request for addition of items to the agenda

Shareholders holding individually or collectively at least ten per cent (10%) of the issued share capital of the Company may request the addition of items to the agenda of the Annual General Meeting.

Such request must be received at the registered office of the Company (the details of which are included in section B. 7.1 of this convening notice) by registered mail (to the attention of the Board of Directors) or by e-mail to ir@procapsgroup.com at the latest on June 22, 2022.

The request shall be further accompanied by a certificate evidencing the shareholding of such shareholder(s) on the Record Date and the mailing address or e-mail address of the shareholder which the Company may use in order to deliver the acknowledgement of receipt of such request.

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6.3.	Right to ask questions

Every shareholder has the right to ask questions concerning items on the agenda of the Annual General Meeting. Questions have to be submitted by e-mail to the e-mail address indicated in section B. 7.1 at the latest on June 26, 2022, at 11 p.m. (Luxembourg Time). Submitted questions will be answered at the reasonable discretion of the Company and the Company is not required to answer all questions. In particular, questions may be summarised, combined or separated. Reasonable questions may be selected in the interest of the other shareholders, and questions from shareholders’ associations and institutional investors with significant voting interests may be given preference.

6.4.	Data protection

The Company, as data controller, undertakes to collect, store and process any personal data in accordance with (i) the provisions of any data protection law applicable in Luxembourg and the EU Regulation n°2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data and (ii) the privacy notice available on the Company’s website www.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/corporate-governance/governance-documents).

7.	Contact details

7.1	The contact details of the Company are as follows:

Procaps Group, S.A.

9, rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

R.C.S. Luxembourg B 253360

Attention: Melissa Angelini

Email: ir@procapsgroup.com

7.2	The contact details of CST are as follows:

Continental Stock Transfer

1 State Street - SC-1

New York, NY 10004-1561

Attn: Proxy Services

May 31, 2022

Mr. Ruben Minski

Chairman of the Board of Directors

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